Consolidated Statements of Income – unaudited

	Three months ended		Year ended
	December 31		December 31
In millions, except per share data	2017	2016	2017	2016
Revenues	$3,285	$3,217	$13,041	$12,037

Operating expenses
Labor and fringe benefits	589	565	2,221	2,119
Purchased services and material	473	428	1,769	1,592
Fuel	379	312	1,362	1,051
Depreciation and amortization	316	310	1,281	1,225
Equipment rents	107	96	418	375
Casualty and other	120	111	432	363
Total operating expenses	1,984	1,822	7,483	6,725
Operating income	1,301	1,395	5,558	5,312
Interest expense	(117)	(123)	(481)	(480)
Other income	4	91	12	95
Income before income taxes	1,188	1,363	5,089	4,927
Income tax recovery (expense) (Note 3)	1,423	(345)	395	(1,287)
Net income	$2,611	$1,018	$5,484	$3,640

Earnings per share
Basic	$3.50	$1.33	$7.28	$4.69
Diluted	$3.48	$1.32	$7.24	$4.67

Weighted-average number of shares
Basic	746.2	766.7	753.6	776.0
Diluted	750.0	770.1	757.3	779.2

Dividends declared per share	$0.4125	$0.3750	$1.6500	$1.5000

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2017	2016	2017	2016
Net income	$2,611	$1,018	$5,484	$3,640
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	(6)	57	(197)	(45)
Net change in pension and other postretirement benefit plans	(361)	(826)	(224)	(694)
Other comprehensive loss before income taxes	(367)	(769)	(421)	(739)
Income tax recovery (expense)	105	242	(5)	148
Other comprehensive loss	(262)	(527)	(426)	(591)
Comprehensive income	$2,349	$491	$5,058	$3,049

See accompanying notes to unaudited consolidated financial statements.

10     CN | 2017 – Fourth Quater

Consolidated Balance Sheets – unaudited

	December 31	December 31
In millions	2017	2016
Assets
Current assets
Cash and cash equivalents	$70	$176
Restricted cash and cash equivalents	483	496
Accounts receivable	984	875
Material and supplies	424	363
Other current assets	229	197
Total current assets	2,190	2,107
Properties	34,189	33,755
Pension asset	994	907
Intangible and other assets	256	288
Total assets	$37,629	$37,057
Liabilities and shareholders' equity

Current liabilities
Accounts payable and other	$1,903	$1,519
Current portion of long-term debt	2,080	1,489
Total current liabilities	3,983	3,008
Deferred income taxes	6,953	8,473
Other liabilities and deferred credits	590	593
Pension and other postretirement benefits	699	694
Long-term debt	8,748	9,448
Shareholders' equity
Common shares	3,780	3,730
Common shares in Share Trusts	(168)	(137)
Additional paid-in capital	242	364
Accumulated other comprehensive loss	(2,784)	(2,358)
Retained earnings	15,586	13,242
Total shareholders' equity	16,656	14,841
Total liabilities and shareholders' equity	$37,629	$37,057

See accompanying notes to unaudited consolidated financial statements.

11     CN | 2017 – Fourth Quater

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity
Balance at December 31, 2015	787.2	1.4	$3,705	$(100)	$475	$(1,767)	$12,637	$14,950

Net income							3,640	3,640
Stock options exercised	1.6		73		(12)			61
Settlement of equity settled awards			79		(138)			(59)
Stock-based compensation expense
and other					62		(3)	59
Repurchase of common shares	(26.4)		(127)				(1,873)	(2,000)
Share purchases by Share Trusts	(0.7)	0.7		(60)				(60)
Share settlements by Share Trusts	0.3	(0.3)		23	(23)			-
Other comprehensive loss						(591)		(591)
Dividends ($1.50 per share)							(1,159)	(1,159)
Balance at December 31, 2016	762.0	1.8	3,730	(137)	364	(2,358)	13,242	14,841

Net income							5,484	5,484
Stock options exercised	1.2		68		(10)			58
Settlement of equity settled awards			84		(166)			(82)
Stock-based compensation expense
and other					78		(3)	75
Repurchase of common shares	(20.4)		(102)				(1,898)	(2,000)
Share purchases by Share Trusts	(0.5)	0.5		(55)				(55)
Share settlements by Share Trusts	0.3	(0.3)		24	(24)			-
Other comprehensive loss						(426)		(426)
Dividends ($1.65 per share)							(1,239)	(1,239)
Balance at December 31, 2017	742.6	2.0	$3,780	$(168)	$242	$(2,784)	$15,586	$16,656

See accompanying notes to unaudited consolidated financial statements.

12     CN | 2017 – Fourth Quater

Consolidated Statements of Cash Flows – unaudited

	Three months ended		Year ended
	December 31		December 31
In millions	2017	2016	2017	2016
Operating activities
Net income	$2,611	$1,018	$5,484	$3,640
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	316	310	1,281	1,225
Deferred income taxes	(1,603)	240	(1,195)	704
Gain on disposal of property	-	(76)	-	(76)
Changes in operating assets and liabilities:
Accounts receivable	3	5	(125)	(3)
Material and supplies	(2)	44	(70)	(2)
Accounts payable and other	118	(76)	418	(51)
Other current assets	(61)	(20)	(80)	21
Pensions and other, net	(33)	(67)	(197)	(256)
Net cash provided by operating activities	1,349	1,378	5,516	5,202
Investing activities
Property additions	(878)	(666)	(2,673)	(2,695)
Disposal of property	-	85	-	85
Other, net	(14)	(20)	(65)	(72)
Net cash used in investing activities (1)	(892)	(601)	(2,738)	(2,682)
Financing activities
Issuance of debt	423	-	916	1,509
Repayment of debt	(777)	(439)	(841)	(955)
Net issuance of commercial paper	662	401	379	137
Settlement of foreign exchange forward contracts on long-term debt	15	(6)	(15)	(21)
Issuance of common shares for stock options exercised	20	15	58	61
Withholding taxes remitted on the net settlement of equity settled awards	(2)	(4)	(57)	(44)
Repurchase of common shares	(473)	(446)	(2,016)	(1,992)
Purchase of common shares for settlement of equity settled awards	(3)	(1)	(25)	(15)
Purchase of common shares by Share Trusts	(55)	(60)	(55)	(60)
Dividends paid	(307)	(287)	(1,239)	(1,159)
Net cash used in financing activities	(497)	(827)	(2,895)	(2,539)
Effect of foreign exchange fluctuations on US dollar-denominated
cash, cash equivalents, restricted cash, and restricted cash equivalents	2	7	(2)	15
Net decrease in cash, cash equivalents, restricted cash,
and restricted cash equivalents (1)	(38)	(43)	(119)	(4)
Cash, cash equivalents, restricted cash, and restricted cash
equivalents, beginning of period (1)	591	715	672	676
Cash, cash equivalents, restricted cash, and restricted cash
equivalents, end of period (1)	$553	$672	$553	$672
Cash and cash equivalents, end of period	$70	$176	$70	$176
Restricted cash and cash equivalents, end of period	483	496	483	496
Cash, cash equivalents, restricted cash, and restricted cash
equivalents, end of period (1)	$553	$672	$553	$672
Supplemental cash flow information
Interest paid	$(104)	$(113)	$(477)	$(470)
Income taxes paid	$(214)	$(87)	$(712)	$(653)

(1)
The Company adopted Accounting Standards Update 2016-18 in the first quarter of 2017 on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. See Note 2 – Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

13     CN | 2017 – Fourth Quater

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the word "Company" or "CN" means, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board was adopted by the Company during the current year:

Standard	Description	Impact
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	Requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.
The Company elected to early adopt the amendments of this ASU in the first quarter of 2017 on a retrospective basis. As a result of the adoption of this ASU, changes in restricted cash and cash equivalents are no longer classified as investing activities, and the Company's Consolidated Statements of Cash Flows now explain the change during the period in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents.

3 – Income taxes

U.S. Tax Cuts and Job Act
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act ("U.S. Tax Reform"). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million.
  The U.S. Tax Reform introduces other important changes to U.S. corporate income tax laws that may significantly affect CN in future years including, the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Future regulations and interpretations to be issued by U.S. authorities may also impact the Company's estimates and assumptions used in calculating its income tax provisions.

14     CN | 2017 – Fourth Quater